

January 16, 2020

<u>Via E-mail</u>

Anna T. Pinedo, Esq.
Brian Hirshberg, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020

   Re: ALTI Private Equity Access Fund
      Registration Statement on Form N-2
      File Nos. 333-235545, 811-23501

Dear Ms. Pinedo and Mr. Hirshberg:

   On December 17, 2019, the ALTI Private Equity Access Fund (the "Trust" and the "Fund") filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act" or "Investment Company Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

LEGAL COMMENTS

Prospectus

Cover Pages

1. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

2. Please inform the staff of any exemptive applications and no-action requests the Fund has submitted or will submit in connection with this registration statement.

3. Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriters, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

4. If the Fund has a sales load please include the following among the bolded bullet points: "An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [___]% for sales load and offering expenses, you must experience a total return on your net investment of [___]% in order to recover these expenses."

5. As discussed in Guide 6 to Form N-2, "Where a Registrant uses or has reserved the authority to create a leveraged capital structure by issuing senior securities, cross-reference to the discussion of these risks should be included on the cover page of the prospectus as required by Item 1.j." Please revise to include appropriate disclosure.

6. It appears the Fund will invest a majority of its net assets in entities that invest solely in private equity and are exempt from registration by virtue of Section 3(c)(1) or 3(c)(7) of the 1940 Act. Please note that the staff maintains that registered closed-end funds that invest more than 15% of their net assets in such entities should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

7. Disclosure indicates that Transaction Consultants will be paid to identify potential private equity investments for the Adviser and perform due diligence on those potential investments. It appears that the Transaction Consultants, as described in the Prospectus, will be providing advice to the Fund with respect to the desirability of investing in, purchasing or selling securities and, as such, would be investment advisers as that term is defined in the 1940 Act. *See* Section 2(a)(20) of the 1940 Act. Therefore, the Transaction Consultants and the Fund are affiliated parties. *See* Section 2(a)(3) of the 1940 Act. Accordingly, please delete all disclosure asserting that the Fund and Transaction Consultants are not affiliated. Please also revise the Prospectus to eliminate any statements indicating that the Transaction Consultants do not owe a fiduciary duty to the Fund. Further, please attach as an exhibit to the registration statement an investment advisory contract, conforming to the requirements of Section 15 of the 1940 Act and Section 205 of the Investment Advisers Act of 1940 (the "Advisers Act"), between the Fund and each Transaction Consultant. Alternatively, please explain to us why you believe the Transaction Consultants do not meet the definition of an investment adviser.

Disclosure also indicates that the Transaction Consultants will have ownership interests in the Deal Series Vehicles in which the Fund will invest (*i.e.*, the Fund and the Transaction Consultants will co-invest). Given the Transaction Consultants' status as investment advisers, such transactions are generally prohibited. *See* Section 17(d) of the 1940 Act. Accordingly, please revise the nature of the Fund's relationship with Transaction Consultants to exclude prohibited co-investment. Further, please revise the disclosure to indicate that the Fund will not co-invest with any affiliates (as defined in Section 2(a)(3) of the 1940 Act). Alternatively, please explain to us how the federal securities laws permit the arrangements described above.

Disclosure also indicates that, following the liquidation of each Private Equity Investment that is entered into through a Transaction Consultant, the Fund may make a "carried interest" payment to the Transaction Consultant. Such payments are not permissible compensation for investment advisers under Section 205 of the Advisers Act; accordingly, please revise the terms of the relationship between the Fund and any Transaction Consultants to eliminate them. Alternatively, please explain to us how the federal securities laws permit the arrangements described above.

8. Pursuant to Instruction 5 of Item 1.1(g), please set forth any termination date of the offering, and any arrangements, or lack thereof, to place the funds received in an escrow, trust, or similar arrangement.

Prospectus Summary

Page 1 – Adviser and Sub-Adviser

9. For the paragraphs on the Adviser and Sub-Adviser, the Fund states, "After an initial two-year period, the Investment Management Agreement [/the Sub-Advisory Agreement] may be continued from year to year if its continuation is approved annually by the Board, including a majority of the independent trustees." Please revise this sentence to note that the subsequent approvals of the Investment Management Agreement/Sub-Advisory Agreement must be at a meeting held for that purpose. *See* Section 15(c) of the 1940 Act.

Page 3 – Investment Objective and Strategy

10. Referencing the first sentence of the fourth paragraph of this section, please disclose what constitutes "sufficient capital raised"; and advise us how much time the Fund expects to take to raise this amount, and how the Fund will comply with the requirements of Rule 35d-1 of the 1940 Act in the interim. It appears to us that investments in public equity companies by the Sub-Adviser, referenced in the third paragraph, will not enable the Fund to meet these requirements; please clarify. Finally, what will the Fund do in the event it fails to raise sufficient capital?

Page 5 – Private Equity Investment Transaction Structure

11. Please define "institutional qualified purchasers."

12. Please define "capital calls." Will the Fund make multiple capital calls on shareholders? If so, please provide appropriate disclosure. Will the Fund enter into unfunded commitments? If so, please provide appropriate disclosure and confirm that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Also, please provide a general explanation as to why it believes it can cover its commitments.

13. Disclosure indicates that the Deal Series Vehicles in which the Fund invests will in turn invest in "Aggregators," which are often called "blocker corporations." Will these "blocker corporations" be overseas entities? If so, please do the following:

* Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the blocker corporations.

* Disclose that each investment adviser to the blocker corporations complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the blocker corporation and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the blocker corporation, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the blocker corporations' investment advisory agreements may be combined.

* Disclose that each blocker corporation complies with provisions relating to affiliated transactions and custody (Section 17 of the Investment Company Act). Identify the custodian of each blocker corporation.

* Disclose the basis for determining that the blocker corporations' undistributed income is qualifying income, such as an opinion of counsel.

* Confirm in correspondence that the financial statements of the blocker corporation will be consolidated with those of the Fund.

* Confirm in correspondence that: (1) the blocker corporations' management fees (including any performance fee) will be included in "Management Fees" and the blocker corporations' expenses will be included in "Other Expenses" in the Fund's Prospectus fee table; (2) the blocker corporations and their boards of directors will agree to designate agents for service of process in the United States; and (3) the blocker corporations and their board of directors will agree to inspection by the staff of the blocker corporations' books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Page 11 – Distributor

14. Please state the amount or percentage of the Distributor's compensation from the Fund.

Page 13 – Conflicts of Interest

15. Please provide any transaction consultancy agreements.

Page 14 – Reports to Shareholders

16. Please clarify whether quarterly reports will be provided to shareholders and whether such reports will be available on the Fund's website.

Summary of Fund Expenses

Page 15 – Footnote 3

17. Please explain why the Fund does not include administrative fees in the Acquired Fund Fees and Expenses line item.

18. Please provide the termination date of the expense reimbursement agreement. Depending on your response, we may have further comments.

19. Disclosure on page 10 indicates that the Fund, not the Adviser, will pay the Sub-Adviser; is this correct? If so, please revise the fee table to reflect this fact (*e.g.*, include sub-adviser fees in the line item for management fees, and indicate whether any such fees will be reimbursed by the Adviser).

20. With respect to the expense reimbursement agreement between the Fund and the Adviser, please clarify in footnote 4 that the Adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of expense cap in place at the time of waiver or the time of recoupment.

Page 16 – Example

21. Please ensure that any waiver reflected in the expense example only reflects the actual length of the contracted waiver.

Investment Objective

Page 19 – Investment Objective

22. We note that the Fund invests in convertible securities. If the Fund invests, or expects to invest in, contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (*e.g.*, the credit quality and the conversion triggers). If CoCos are, or will be, a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Page 21 – The Sub-Adviser

23. The Fund states, "Investments managed by the Sub-Adviser offer liquidity to shareholders . . . ." Please clarify that the portion of investments with the Sub-Adviser

that assists in providing liquidity is subject to the Board's determination to allow a tender offer in its sole discretion.

Page 22 – Risk Management

24. The Fund states, "[T]he Fund is expected to allocate a portion of the Fund's assets with the Sub-Adviser." Please note that the portion allocated to the Sub-Adviser will be approximately 20% upon full investment.

Page 22 – Investment Process

25. Please provide detail on what the ALTI Investment Committee is, who is on it, and its overall function.

Risk Factors

Page 24 – Risk Factors

26. Please discuss the risk that the Fund's minority share in an Aggregator becomes a majority share along with any attendant risks that may result. If there is no risk of this occurring and no attendant risks as a result, please explain why in your response.

27. Please clarify whether allocation risk extends to the Sub-Adviser and/or Transaction Consultants.

Page 25 – Trading Error Risk

28. Please detail any policies and procedures for dealing with trading errors, including, but not limited to, how trading errors are reported to the Board--especially, trading errors that will result in a loss to the Sub-Adviser.

Page 28 – Derivative Instruments Generally

29. Please reconcile the second paragraph with the sentence on page 22, which states, "The Fund has no obligation, and does not intend, to enter into any hedging transactions."

Management of the Fund

Page 35 – Investment Adviser

30. Under Form N-2 Item 9.1.b(4), please state that the discussion regarding the Board's basis for approving the advisory contract will be included in the annual/semi-annual report, as applicable.

31. Under Form N-2 Item 9.1.b(1), please provide a description of the Adviser's experience as an investment adviser.

Page 35 – Sub-Adviser

32. Please provide all information under Item 9.1.b (*i.e.*, address, description of experience, basis for approving the advisory contract is included in the annual/semi-annual report).

33. It appears that the Fund may invest in foreign securities. Under Guide 9 to Form N-2, please provide a basis to assess the expertise and experience of the Sub-Adviser with respect to foreign investments.

Page 37 – Determination of Net Asset Value

34. Please explain how "fair value" determinations by the Board are possible and may reasonably be relied upon when, as the Prospectus states, "[T]he Adviser will be dependent on information provided by the portfolio company, including quarterly unaudited financial statements that if inaccurate, could adversely affect the Adviser's ability to value the Fund's shares accurately."

35. The disclosure regarding how often the Fund will calculate NAV is unclear; please clarify.

Page 54 – Additional Information

36. Please provide all Portfolio Manager information pursuant to Form N-2 Item 9.1.c.

Statement of Additional Information

Investment Objectives and Policies

Page 2 – Fundamental Polices

37. The Fund states that it may not "invest more than 25% of its total assets in the securities of issues in any one industry." Please add "or group of industries" after "any one industry."

38. Please state the Fund's policy regarding the purchase or sale of real estate and real estate mortgage loans.

Page 5 – Investment Company Risk

39. The sections on investment company risk, insolvency considerations with respect to issuers of indebtedness, and lack of control appear to be risks. Please explain their placement, move them to the "Risk Factors" section, or remove them.

40. The Fund may invest ETFs, yet the risks of investing in ETFs are not fully disclosed. Accordingly, we ask that you please disclose the following:

a. If securities underlying an ETF are traded outside of a collateralized settlement system, that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (*i.e.*, on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.

b. In stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

c. Purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause an ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF's net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

ACCOUNTING COMMENTS

41. Please confirm if the Fund intends to invest in private secondary deals. If so, please include disclosure related to private secondary deals in the Prospectus.

42. Please confirm in correspondence if the financial statements of each Deal Series Vehicle will be consolidated with those of the Fund, or describe why such vehicles will not be consolidated.

43. Please include disclosure in the Prospectus about how much carried interest will be paid to the Transaction Consultants.

44. Footnote 3 to the fee table states that some of the fees or allocations related to the Deal Series Vehicles are not reflected in Acquired Fund Fees and Expenses. Please clarify exactly which fees and/or allocations are not included in Acquired Fund Fees and Expenses.

45. Please remove Footnote 5 to the fee table since it does not appear to apply to any of the line items.

46. Discuss in your response letter the Fund's method for accounting for offering costs. Please include in the response the literature that supports the accounting.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6197.

Sincerely,
/s/ Ryan Sutcliffe
Staff Attorney

cc: Vincent DiStefano, Branch Chief
        Christian Sandoe, Assistant Director